SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: June 7, 2010
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

June 7, 2010
Phase-one drilling program improves grades and extent of high-grade gold mineralization at Ivanhoe Mines’ 50%-owned Kyzyl Gold Project in northeastern Kazakhstan
Results to be used in updated, independent resource estimate and pre-feasibility study
ALMATY, KAZAKHSTAN — Robert Friedland, Chairman of Ivanhoe Mines, and David Woodall, Chief Executive Officer of Altynalmas Gold Ltd., announced today that gold mineralization has been expanded and upgraded by confirmatory drilling at Altynalmas’s Kyzyl Gold Projectin northeastern Kazakhstan. Ivanhoe Mines owns 50% of Altynalmas.
Long intercepts of high-grade gold mineralization, including 38 metres of 17.13 grams of gold per tonne (g/t) in hole BAK-23-2010, 43 metres of 11.18 g/t gold in hole BAK-14-2009 and 22 metres of 10.31 g/t gold in hole BAK-27-2010, are among the results from 57 exploration holes, totalling 27,346 metres, that were drilled as part of a phase one program between October 2009 and April 2010.
“We have been able to significantly improve drill-core recovery from the gold zones to more than 90% using the wireline and triple-tube method in the current drilling program,” Mr. Woodall said. “This is much better than the core recovery of approximately 75% that was managed by drilling during Soviet-era development on the Kyzyl deposits.
“Our latest drilling yielded improved grades and widths of gold intercepts over Soviet-era discoveries, while also confirming the proven quality of the Kyzyl resource.”
Mr. Woodall said the key value drivers of the Kyzyl Gold Project are grade and metallurgical recoveries.
“We expected significant gold intercepts and are very pleased with the results produced so far by the current drilling program. We’re confident that the pre-feasibility study resource model will be improved when these new drilling results are incorporated. The drilling results and the metallurgical test-work programs, achieving gold recoveries of between 86% and 90% using fluidized-bed roasting, indicate the robustness and quality of the project.”
Mr. Woodall said the drilling results will be used in a pre-feasibility study being prepared by Scott Wilson Roscoe Postle and Associates (Scott Wilson RPA), of Toronto, Canada. The study, set for completion within the next month, is expected to upgrade a large percentage of the Kyzyl Gold Project’s Resources into Mineral Reserves.
The assay results of 29 holes drilled into the middle zone of Lens 1 of the Bakyrchik Deposit are listed below (and also are shown on illustrations on Ivanhoe’s website at www.ivanhoemines.com). Intersection widths and grade tenor correlate well with the results of the earlier, Soviet-era drilling results. All the holes intercepted significant widths of high-grade gold mineralization, with many of the holes having some intercepts grading close to one ounce of gold per ton (34.3 grams per tonne).

Bakyrchik Deposit drill results — Lens 1, May 31 2010

		From	To	Interval	Gold Grade
Hole-ID	Section	(m)	(m)	(m)	(g/t)
BAK-01-2009	435300	282	296	14	10.31
inc		291	294	3	22.20
BAK-02-2009	435300	315	326	11	14.76
inc		322	325	3	28.28
BAK-03-2009	435300	331	348	17	7.06
BAK-04-2009	435325	407	411	4	22.43
and		417	438	21	10.53
inc		427	430	3	23.23
BAK-05-2009	435350	309	334	25	9.14
inc		315	318	3	18.57
inc		324	327	3	19.47
and		340	343	3	3.34
BAK-07-2009	435300	428	455	27	11.15
inc		432	435	3	20.51
inc		439	442	3	20.23
BAK-08-2009	435350	369	381	12	11.33
inc		374	378	4	23.16
and		387	411	24	10.10
BAK-09-2009	435425	330	344	14	10.22
inc		338	341	3	28.92
and		349	355	6	4.30
and		396	410	14	6.34
BAK-10-2009	435350	424	434	10	9.32
inc		425	428	3	17.45
and		452	471	19	12.09
inc		455	462	7	19.90
BAK-11-2009	435450	337	353	16	6.86
BAK-12-2009	435450	379	398	19	9.29
inc		383	386	3	16.53
BAK-13-2009	435275	413	441	28	10.67
inc		436	439	3	16.35

		From	To	Interval	Gold Grade
Hole-ID	Section	(m)	(m)	(m)	(g/t)
BAK-14-2009	435300	378	421	43	11.18
inc		380	385	5	18.35
inc		396	400	4	17.01
inc		408	411	3	19.60
BAK-15-2009	435225	379	388	9	10.46
BAK-16-2009	435225	426	443	17	14.92
BAK-17-2009	435425	295	307	12	19.77
and		335	346	11	4.83
BAK-18-2009	435200	426	433	7	12.65
inc		429	432	3	20.48
BAK-19-2009	435225	354	360	6	12.82
		355	358	3	21.28
BAK-20-2009	435425	270	289	19	6.76
inc		270	273	3	20.10
and		320	329	9	7.15
BAK-21-2009	435450	462	491	29	7.06
BAK-22-2009	435325	306	324	18	9.85
inc		321	324	3	20.97
BAK-23-2010	435300	480	518	38	17.13
inc		485	500	15	24.10
inc		509	516	7	18.51
BAK-24-2009	435300	254	258	4	7.83
BAK-25-2010	435325	268	285	17	10.00
inc		281	284	3	16.47
BAK-27-2010	435375	353	375	22	10.31
inc		354	358	4	18.88
inc		366	369	3	19.60
and		392	398	6	9.30
BAK-28-2010	435450	497	516	19	5.98
and		525	534	9	12.04
inc		526	530	4	18.74
BAK-30-2010	435450	287	290	3	6.52
BAK-31-2010	435200	450	459	9	10.49
BAK-33-2010	435350	294	319	25	9.70

Notes:
1.	Intersection assays are a composite of one-metre assays calculated from interval-weighted assays over the intersection length using a 2.0 g/t gold cut-off.

2.	The included intervals are significantly higher in tenor and exceed 15.0 g/t gold within the 2.0 g/t gold cut-off intervals.

3.	No high assay values have been cut.

4.	Holes BAK-06-2009, BAK-26-2010, BAK-29-2010 and BAK-32-2010 are awaiting completion of assaying.

5.	Interval widths are generally equivalent to true widths.
Quality Assurance and Quality Control
Exploration core was drilled HQ size (63.5-mm diameter) using western drill strings and triple-tube HQ3 core (61.1-mm diameter) was used for geotechnical logging within, and on the shoulders, of the mineralized zone. Assaying of the samples was completed at ALS Chemex, an independent ISO-credited laboratory in Vancouver, Canada, using fire assay fusion followed by a gravimetric analysis procedure.
Quality assurance and quality control is independently monitored and audited by Scott Wilson RPA with a quality-control program, which includes the use of matrix matched assay standard reference samples, blanks, duplicates, repeats and internal ALS Chemex quality-assurance procedures.
Qualified Person
Disclosures of a scientific or technical nature in this release have been reviewed by David Woodall, Chief Executive Officer of Altynalmas Gold Ltd. and a Qualified Person as defined by National Instrument 43-101.
About Ivanhoe Mines
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); an 81% interest in Ivanhoe Australia (ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830
Website: www.ivanhoemines.com

Forward Looking Statements:
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting Altynalmas Gold’s planned exploration and development work; the planned development work at the Bakyrchik mine; the completion of the planned prefeasibility study; the ability to consistently achieve recovery rates between 86% and 90%, and the likely significant increase in the project’s indicated resource in the near future.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

435000 E
436000 E
437000 E
1000 Elev
Looking North
500 Elev
West Shaft
Central Shafts
East Shaft
Surface
330 Level
250 Level
Lens 3-4-5
Lens 8
0 Elev
Lens 9-10
Lens 12
Lens 1
Drilling Program
Area
-500 Elev
Lens 1
-1000 Elev
Resource Class
Indicated
Inferred
0 100 200 300 400 500
Metres
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazahkstan
Bakyrchik Deposit
Longitudinal Section
Lens 1 Drilling Locations
May 17, 2010

Surface
400 N
600 N
800 N
1000 N
400 Elev
200 Elev
0 Elev
-200 Elev
LITHOLOGY
GABO
DNP
PLPG
AP
QP
APL
CLAY
LM
CLST
SS
ARK
QTE
SH
SLST
TSLT
RASS
RASH
TASS
TASH
CGL
MARL
SEDS
TFC
MYL
TCT
TBR
QZ
0 25 50 75 100
Metres
25m @ 9.70 g/t Au
25m @ 9.14 g/t Au
12m @ 11.33 g/t Au
24m @ 10.10 g/t Au
10m @ 9.32 g/t Au
19m @ 12.09 g/t Au
BAK-33-2010
BAK-05-2009
BAK-27-2010
BAK-08-2009
BAK-04-2009
BAK-48-2010
BAK-26-2010
BAK-10-2009
B1731
B4347
P4347
B4348
B892
B873
B2232
B2232A
B1749A
B1749
Legend
Preliminary Altynalmas deposit delineation
1950-60s Russian deposit outline
Altynalmas drill hole
1950-60s Russian drill hole
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazakhstan
Bakyrchik Deposit - Lens 1
Vertical Section 435350E
Drill Hole Trace and Lithology
May 17, 2010

Surface
400 N
600 N
800 N
1000 N
400 Elev
200 Elev
0 Elev
-200 Elev
LITHOLOGY
GABO
DMP
PLPG
AP
QP
APL
CLAY
LM
CLST
SS
ARK
QTE
SH
SLST
TSLT
RASS
RASH
TASS
TASH
CGL
MARL
SEDS
TFC
MYL
TCT
TBR
QZ
0 25 50 75 100
Metres
14m @ 10.31 g/t Au
11m @ 14.76 g/t Au
17m @ 7.06 g/t Au
43m @ 11.18 g/t Au
27m @ 11.15 g/t Au
38m @ 17.13 g/t Au
BAK-24-2009
BAK-01-2009
BAK-02-2009
BAK-03-2009
BAK-06-2009
BAK-14-2009
BAK-48-2010
BAK-23-2010
BAK-58-2010
BAK-26-2010
B1567
B866
B4324
B1548
B1655
B4389
B1731
B2232
Legend
Preliminary Altynalmas deposit delineation
1950-60s Russian deposit outline
Altynalmas drill hole
1950-60s Russian drill hole
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazakhstan
Bakyrchik Deposit - Lens 1
Vertical Section 435300E
Drill Hole Trace and Lithology
May 17, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: June 7, 2010	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary